Exhibit 99.1

Appointment of Director

London: Thursday, October 12, 2017:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that Professor Mok, Shu Kam Tony has been appointed as Independent Non-Executive Director and member of the Technical Committee with effect from October 12, 2017.

Professor Mok, aged 57, has more than 30 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer.  He is currently Li Shu Fan Medical Foundation Named Professor and Chairman of Department of Clinical Oncology at The Chinese University of Hong Kong. He co-founded the Lung Cancer Research Group and has led a number of important multinational clinical trials, which include the IPASS, FASTAST 2, IMPRESS and PROFILE 1014 that contributed to the current standard of practice on management of advanced stage lung cancer.

Professor Mok has contributed to over 200 articles in international peer-reviewed journals, including the New England Journal of Medicine, Science, Lancet and Journal of Clinical Oncology, and contributed to multiple editorials and textbooks. He is Past Chair of the American Society of Clinical Oncology (ASCO) International Affairs Committee, a member of the ASCO Publications Committee and Vice Secretary of the Chinese Society of Clinical Oncology (CSCO).

Professor Mok is closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People's Hospital, Guest Professorship at Peking University School of Oncology and Visiting Professorship at Shanghai Jiao Tong University and West China School of Medicine/West China Hospital, Sichuan University.

He received his Bachelor of Medical Science degree and Doctor of Medicine from University of Alberta, Canada. He is also a Fellow of Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and American Society of Clinical Oncology.

Professor Mok is currently a member of the board of directors of Sanomics Limited, the Chinese Lung Cancer Research Fund and the International Association for the Study of Lung Cancer (ISALC). He is also Chairman of The Hong Kong Cancer Therapy Society.

Professor Mok holds 10,002 American Depositary Shares of Chi-Med (each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med), representing approximately 0.008% of the current issued share capital of Chi-Med. Save for the information disclosed above, there is no other information in relation to Professor Mok that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

Mr Simon To, Chairman of Chi-Med said, “We welcome Professor Mok to the Board.  His renowned expertise and extensive experience in clinical oncology, with particular emphasis in lung cancer, will be important to the Company.”

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

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